                              UNION DRILLING, INC.
                        SOUTH PITTSBURGH TECHNOLOGY PARK
                              3117 WASHINGTON PIKE
                              BRIDGEVILLE, PA 15017

                                                              February 10, 2005

BY EDGAR
--------

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re:  Union Drilling, Inc.
          Registration Statement on Form S-1
          Registration No. 333-66546
          Application for Withdrawal of Registration Statement
          ----------------------------------------------------

Dear Ladies and Gentlemen:

     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Union Drilling, Inc. (the "Company") hereby requests that the Securities and Exchange Commission (the "SEC") consent to the withdrawal of the Company's Registration Statement on Form S-1 filed with the
SEC on August 2, 2001 (SEC File No. 333-66546) along with any exhibits filed thereto (the "Registration Statement").

     The grounds for this application for withdrawal are that the Company has for business and market reasons determined not to proceed with the securities offering for which the Registration Statement was filed. No securities were sold in connection with the offering. In view of the foregoing, the Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

     The Company may undertake a subsequent private offering in reliance on Rule
155(c) promulgated under the Securities Act.

     If any further information is required in connection with the matter, please contact Christopher Strong, President of the Company, at (412) 257-9390.
Thank you for your attention to this matter.

                                           Respectfully submitted,
                                           UNION DRILLING, INC.

                                           /s/ Christopher Strong
                                           ----------------------
                                           Christopher Strong
                                           President